Independent Auditor's Report

To the Board of Directors
Iroquois Valley Farmland REIT, PBC

We have audited the accompanying consolidated financial statements of Iroquois Valley Farmland REIT, PBC and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2017 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iroquois Valley Farmland REIT, PBC and its subsidiaries as of December 31, 2017 and the results of its income and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

April 23, 2018

Iroquois Valley Farmland REIT, PBC

Consolidated Financial Statements

December 31, 2017

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED BALANCE SHEET

December 31, 2017

ASSETS

Investments in real estate, at cost:		
Land	$	32,013,889
Land improvements, machinery and equipment		1,403,154
Buildings and building improvements		1,081,675
Total investment in real estate		34,498,718
Less accumulated depreciation		530,354
Net investment in real estate		33,968,364
Cash and cash equivalents		458,373
Accounts receivable, less allowance for doubtful accounts of $33,000		585,138
Prepaids and other assets		106,566
Mortgage notes receivable, net of deferred origination fees of $43,561		7,688,090
Total other assets		8,838,167
Total assets	$	42,806,531

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	307,656
Mortgages payable		6,569,268
Notes payable, subordinated		9,905,000
Total liabilities		16,781,924
STOCKHOLDERS' EQUITY		26,024,607
Total liabilities and stockholders' equity	$	42,806,531

The accompanying notes are an integral part of this consolidated statement.

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENT OF INCOME

Year ended December 31, 2017

Revenue		
Rental income	$	1,098,583
Lease reimbursements		124,996
Mortgage interest income		366,711
Other		8,544
Total revenue		1,598,834
Operating expenses		
General and administrative, net of approximately $295,000 of grant reimbursements		314,382
Professional fees		337,533
Real estate taxes		140,260
Insurance		15,559
Option-based compensation expense		39,268
Depreciation and amortization		143,006
Total operating expenses		990,008
Operating income		608,826
Interest expense		391,653
NET INCOME	$	217,173

The accompanying notes are an integral part of this consolidated statement.

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2017

	Common Stock (1)								
	Shares Issued and Outstanding		Amount		Additional Paid-in Capital		Retained Earnings		Total Stockholders' Equity
Stockholders' equity, January 1, 2017	42,042.966	$	420	$	-	$	21,552,447	$	21,552,867
Net income	-		-		-		217,173		217,173
Contributions from stockholders	7,517.893		75		4,618,704		-		4,618,779
Redemptions paid to stockholders	(158.056)		(1)		(97,203)		-		(97,204)
Dividends to stockholders	-		-		-		(267,402)		(267,402)
Issuance of options as compensation	-		-		-		39,268		39,268
Syndication costs	-		-		-		(38,874)		(38,874)
Stockholders' equity, December 31, 2017	49,402.803	$	494	$	4,521,501	$	21,502,612	$	26,024,607

(1) 200,000 shares authorized, $0.01 par value; 49,402.803 shares issued and outstanding at December 31, 2017.

The accompanying notes are an integral part of this consolidated statement.

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2017

Cash flows from operating activities	
Net income	$ 217,173
Adjustments to reconcile net income to net cash provided by operating activities	
Bad debt expense	2,833
Depreciation and amortization	143,006
Deferred mortgage origination fees amortization	(11,976)
Option-based compensation expense	39,268
Decrease in assets	
Accounts receivable	(244,383)
Prepaids and other assets	(9,205)
Increase in liabilities	
Accounts payable and accrued expenses	154,868
Net cash provided by operating activities	291,584
Cash flows from investing activities	
Purchases of investments in real estate, at cost	(8,842,613)
Issuance of mortgage notes receivable	(4,460,500)
Principal payments received on mortgage notes receivable	353,142
Mortgage origination fees received	29,885
Net cash used in investing activities	(12,920,086)
Cash flows from financing activities	
Net repayments on lines of credit	(200,000)
Proceeds from mortgages payable	5,452,172
Repayments on mortgages payable	(1,851,544)
Proceeds from notes payable, subordinated	4,935,000
Repayments of notes payable, subordinated	(25,000)
Payment of syndication costs	(38,874)
Contributions from stockholders	4,618,779
Redemptions paid to stockholders	(97,204)
Dividends paid to stockholders	(267,402)
Net cash provided by financing activities	12,525,927
NET DECREASE IN CASH AND CASH EQUIVALENTS	(102,575)
Cash and cash equivalents, beginning of period	560,948
Cash and cash equivalents, end of period	$ 458,373
Supplemental disclosure of cash flow information	
Cash paid for interest expense	$ 279,831

The accompanying notes are an integral part of this consolidated statement.

NOTE A - NATURE OF OPERATIONS

Iroquois Valley Farms LLC (the Operating Company), was formed in 2007 for the purpose of providing secure land access to organic family farmers. Effective December 31, 2016, the Company was reorganized by its members contributing 99% of their membership interests to Iroquois Valley Farmland REIT, PBC (the Parent Company) and 1% of their membership interest in the Company to Iroquois Valley Farmland TRS, Inc. (the TRS Subsidiary), a wholly owned subsidiary of Iroquois Valley

The Company positively impacts local, sustainable and organic agriculture through leasing and mortgage funding with a focus on the next generation of organic farmers. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own sustainable farm business. Investments made by the Company are funded with new debt and / or equity, generally from new investors. The Company operates as a self-administered and self-managed real estate investment trust (REIT), under the Internal Revenue Code.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of Iroquois Valley Farmland REIT, PBC and its wholly-owned subsidiaries, the Operating Company and the TRS Subsidiary (collectively, the Company). All significant intercompany accounts and transactions are eliminated in consolidation.

2. Balance Sheet Presentation

   The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3. Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at December 31, 2017:

Property Name	Location (County, State)	Date Acquired	Net Book Value at 12/31/2017
Denker Farm	Livingston, IL	March 22, 2011	$ 1,449,947
Hedge Creek Farm	Will, IL	December 28, 2012	637,134
Iroquois Valley East and West Farms	Iroquois, IL	2007 and 2008	1,103,962
Mary Ellen's Farm	Iroquois, IL	January 30, 2013	1,047,730
Mooday and Jackman Farms	Boone and Montgomery, IN	February 15, 2013	1,031,963
Old Oak Farm	Huntington, IN	August 20, 2012	931,038
One Bottom Farm	Iroquois, IL	November 21, 2013	354,846
Pleasant Ridge Farm	Livingston, IL	May 18, 2011	505,019
Red Oak Farm	Boone, IN	November 15, 2012	831,802
Rock Creek Farm	Will, IL	October 9, 2012	601,880
Shiawassee Farm	Shiawassee, MI	May 8, 2013	1,095,894
Sparta Woods Farm	Noble, IN	December 20, 2013	1,032,345
Taconic Ridge Farm	Washington, NY	October 15, 2013	323,087
Brindle Farm	Allen, IN	September 19, 2014	524,400
Healing Ground Farm	Rockcastle, KY	June 17, 2014	127,001
Mystic River Farm	Monroe, WV	September 10, 2014	553,059
Union Fair Farm	Knox, ME	April 2, 2014	578,385
Lakeville Farm	St. Joseph, IN	November 14, 2014	2,138,917
Two Roads Farm	Shelby, IL	March 11, 2014	2,357,856
South Grove Farm	Dekalb, IL	February 12, 2015	717,857
Mackinaw Farm	Ford, IL	February 20, 2015	1,017,129
Saginaw Bay Farm	Tuscola, MI	April 14, 2015	1,772,342
Earlville Farm	Madison, NY	April 16, 2016	415,811
Jubilee Farm	Elkhart, IN	October 28, 2015	480,775
Yoder Farm	Allen, IN	November 24, 2015	537,457
Tower Road Farm	Dekalb, IL	February 29, 2016	820,476
Lake Wawasee Farm	Noble, IN	April 21, 2016	680,535
Tippecanoe Farm	Kosciusko, IN	August 8, 2016	812,781
Bahasaba Farm	Hill, MT	April 12, 2016	225,201

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3. Investments in Real Estate (Continued)

Property Name	Location (County, State)	Date Acquired	Net Book Value at 12/31/2017
Susquehanna Farm	Chenago, NY	October 12, 2016	$ 567,012
Battle Creek	Dekalb, IL	November 10, 2017	1,379,380
South Fork	Livingston, IL	October 16, 2017	2,166,497
Cottonwood	Hill, MT	September 1, 2017	1,038,490
Flat Rock	Seneca, OH	May 15, 2017	2,878,926
Creambrook	Augusta, VA	May 22, 2017	1,231,430
			$ 33,968,364

Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired. To determine if indicators of impairment exist, management utilizes independent third-party analyses for those properties owned for more than one year. At a minimum of once every three years the independent analysis is completed by a certified appraiser or licensed real estate professional. The methods employed in the valuation generally consider one or more of the following methods: the sales comparison approach (which uses the market for comparable properties), income capitalization approach (which considers income - generating potential of the property and anticipated rate of return), and the cost approach.

If indicators of impairment are present, management will estimate based on projected discounted cash flows (including land appraised values) if an impairment of the carrying cost has occurred. If these cash flows are less than the net carrying value of the property an impairment loss will be recorded. The Company evaluated the investments in real estate for indicators of impairment and noted none. As a result, no impairment charges were recorded for the year ended December 31, 2017.

The Company's policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	7 - 15 years
Buildings and building improvements	15 - 20 years

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

4. Cash Equivalents

The Company maintains cash balances with a lender which holds the mortgages on certain investments (see Note F). These cash equivalents are not restricted and can be withdrawn at any time without penalty.

5. Accounts Receivable

Accounts receivable are uncollateralized tenant obligations due under normal trade terms, estimates of tenant farmer obligations due to the Company in accordance with the variable farm revenue as stated in the lease agreements, and mortgage interest income receivable due to the Company. Estimates of variable farm revenues are based on a calculation of farm revenues exceeding a certain price point per acre (as defined in the individual lease agreements) and the excess being partially due to the Company. Management individually reviews all variable rents receivable and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of recorded receivables which may be uncollectible based on specific information about tenant accounts, past loss experience, and general economic conditions. Bad debts are written off against the allowance for doubtful accounts when they are determined to be uncollectible.

6. Syndication Costs

Syndication costs represent costs incurred in connection with the syndication of the REIT. These costs are reflected as a direct reduction of stockholders' equity. Syndication costs of $38,874 were incurred for the year ended December 31, 2017.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

7. Revenue Recognition

Rental income is recognized when due as provided under the lease agreements with tenants. All leases between the Company and its tenants are classified as operating leases. Lease reimbursements represent real estate taxes and property insurance, which are billed to tenants pursuant to the terms of the lease. Lease reimbursements are recognized as earned in the same period the expenses are incurred. Mortgage interest income is recognized when due as provided under the mortgage agreements in place. Deferred mortgage origination fees are amortized to interest income ratably over the life of the related mortgages.

8. Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. The Company must meet certain requirements to be eligible, including distribution requirements and other asset and income tests. Management intends to adhere to these requirements and maintain the REIT status. As a REIT, the Company will generally not be liable for U.S. federal corporate income taxes, thus no provision is included in the accompanying consolidated financial statements. The Company has also elected taxable REIT subsidiary status for the TRS Subsidiary which allows for activities that do not qualify as rents from real property.

9. Option-Based Compensation

Compensation expense relating to option-based payments is recognized in operations using the Black Scholes fair value measurement method. Under this fair value method, the estimated fair value of awards is charged to operations on a straight-line basis over the requisite service period, which is generally the vesting period.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

10. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. The fair value of compensation expense related to membership options is considered a significant estimate due to the variability of estimates of expected life, risk-free interest rate, expected dividends, and volatility utilized in the calculation of fair value. While management's estimates of fair value of compensation expense are reasonable, the actual results could differ and have a significant impact on the financial statements.

11. Significant Accounting Standards Applicable In Future Years

Revenue Recognition

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*, (Topic 606) (ASU 2014-09), in May 2014. ASU 2014-09 sets forth a new five-step revenue recognition model that will require the use of more estimates and judgment. ASU 2014-09 will replace current revenue recognition requirements in Topic 605, Revenue Recognition, in its entirety. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in prior accounting guidance. ASU 2014-09 is effective for annual financial statements of private companies issued for fiscal years beginning after December 15, 2018, and should be applied retrospectively in the year the ASU is first applied using one of two allowable application methods.

ASU 2014-09 is effective for the Company's December 31, 2019 financial statements and thereafter. Management is currently evaluating the effect that ASU 2014-09 will have on the Company's financial statements.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

11. Significant Accounting Standards Applicable In Future Years (Continued)

Leases

The FASB issued ASU 2016-02, Leases, (Topic 842) (ASU 2016-02), in February 2016. ASU 2016-02 will require lessees to recognize, at commencement date, a lease liability representing the lessee's obligation to make payments arising from the lease and a right-of-use asset representing the lessee's right to use or control the use of a specific asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. ASU 2016-02 is effective for annual financial statements of private companies issued for fiscal years beginning after December 15, 2019, and should be applied using a modified retrospective approach.

ASU 2016-02 is effective for the Company's December 31, 2020 financial statements and thereafter. Management is currently evaluating the effect that ASU 2016-02 will have on the Company's financial statements.

Allowance for Loan and Lease Losses

The FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326) (ASU 2016-13), in June 2016. ASU 2016-13 will require entities to update their credit loss model to the current expected credit losses (CECL) model. This CECL model will require entities to estimate the credit losses expected over the life of an exposure (or pool of exposures). ASU 2016-13 is effective for annual financial statements of private companies issued for fiscal years beginning after December 15, 2021, and should be applied using a modified retrospective approach.

ASU 2016-13 is effective for the Company's December 31, 2022 financial statements and thereafter. Management is currently evaluating the effect that ASU 2016-13 will have on the Company's financial statements.

NOTE C - NOTES RECEIVABLE FROM STOCKHOLDERS - RELATED PARTY TRANSACTION

The Company advanced $20,000 to a related party of the Company in the form of a promissory note during the year ended December 31, 2017. There were total outstanding advances of $72,564 due from stockholders and related parties as of December 31, 2017 which are included in the accompanying consolidated balance sheet in prepaid and other assets. The notes are uncollateralized and bear interest semi-annually at fixed rates ranging from 2.00% - 2.50%. Principal is due between 2018 - 2021.

NOTE D - MORTGAGE NOTES RECEIVABLE

The Company has entered into a farmland financing policy to provide mortgage financing for organic and sustainable farmers to purchase farmland to achieve certified organic standards. The Company's financing policy requires extensive background and credit checks and that each farmland mortgage be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also limits the outstanding loans on farmland to 30% of the Company's total farmland assets (defined as investments in real estate, at cost plus mortgage notes receivable).

Management closely monitors the quality of the mortgage notes receivable portfolio and has established a review process designed to help grade the quality and profitability of the Company’s mortgage notes receivable portfolio. The Company utilizes an internal risk rating system to evaluate credit risk. It assigns an internal risk rating based on an assessment of each borrower’s financial condition. These internal techniques are consistent with the methods used by major third-party agencies to assign ratings. The credit quality grade helps management make a comparable assessment of each mortgage note receivable’s credit risk.

Using this data, the Company evaluates liquidity, financial strength, management effectiveness, and operating efficiency and assigns one of four ratings: performing, watch, at-risk, and default. As of December 31, 2017, the Company's mortgage notes receivable were all performing.

NOTE D - MORTGAGE NOTES RECEIVABLE (Continued)

During 2017, the Company issued nine loans with original mortgage balances of $4,460,500, received loan origination fees of $29,885, and received principal payments of $353,142. Mortgage notes receivable are reported at their outstanding principal balances net of any unamortized origination fees. As of December 31, 2017, the Company had $7,688,090 of net mortgage notes receivable. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable require monthly interest only payments with rates ranging from 4.00% to 5.85%. The principal balance on the loans is due upon the maturity of each of the mortgage notes receivable which expire at various dates through 2036. Prepayments are allowed. At December 31, 2017, mortgages receivable are collateralized by real estate and improvements thereon. Mortgage interest income earned, including amortized origination fees, during the year ended December 31, 2017 totaled $366,711.

NOTE E - REVOLVING LINES OF CREDIT

The Company has a $1,000,000 line of credit with a lender which expires on October 30, 2018. There was no outstanding balance on the line as of December 31, 2017. Interest is payable monthly at the bank's prime rate (5.00% at December 31, 2017, as defined in the agreement) reduced by an applicable margin (0.50%). The line is collateralized by the Lakeville Farm. The Company is subject to certain restrictive covenants.

The Company has two $500,000 line of credit facilities with the lender who services certain mortgages payable (see Note F) which expire on May 1, 2018. Management intends to extend the line of credit facilities with the same lender upon expiration. There were no outstanding borrowings on the lines as of December 31, 2017. Interest is payable monthly at the 30 day London InterBank Offered Rate (LIBOR) (1.57% at December 31, 2017), plus 2.50%. The lines are collateralized by the Company's Shiawassee and Sparta Woods farms.

The Company entered into a $250,000 line of credit with a lender who services certain mortgages payable (see Note F) which expires on November 10, 2020. There was no outstanding balance on the line as of December 31, 2017. Interest is payable monthly at the WSJ published bank prime rate (4.50% at December 31, 2017, as defined in the agreement) reduced by an applicable margin (0.40%). The line is collateralized by the Tower Road Farm. The Company is subject to certain restrictive covenants.

Aggregate interest expensed during the year ended December 31, 2017 was approximately $22,000 related to the lines of credit.

NOTE F - MORTGAGES PAYABLE

Mortgages payable at December 31, 2017 consists of the following:

Mortgage note payable, in semi-annual installments of $17,626, including interest at a fixed rate of 3.60% through January 2023, with final maturity in January 2042. The note is collateralized by the Denker farm.	$	535,181
Mortgage note payable, in semi-annual installments of $11,655, including interest at a fixed rate of 3.70% through September 2019, with final maturity in April 2043. The note is collateralized by the Old Oak farm.		382,631
Mortgage note payable, in semi-annual installments of $6,940, including interest at a fixed rate of 3.70% through October 2019, with a final maturity in April 2043. The note is collateralized by the Rock Creek farm.		227,848
Mortgage note payable, in semi-annual installments of $8,653, including interest at a fixed rate of 3.70% through December 2019, with a final maturity in June 2043. The note is collateralized by the Hedge Creek farm.		284,071
Mortgage note payable, in semi-annual installments of $10,191, including interest at a fixed rate of 3.60% through January 2023, with a final maturity in June 2043. The note is collateralized by the Red Oak farm.		320,520
Mortgage note payable, in semi-annual installments of $10,191, including interest at a fixed rate of 3.60% through February 2023, with a final maturity in June 2043. The note is collateralized by the Mooday and Jackman farms.		320,520
Mortgage note payable, in semi-annual installments of $7,102, including interest at a fixed rate of 3.40% through October 2018, with a final maturity in May 2044. The note is collateralized by Mary Ellen's farm.		243,997

NOTE F - MORTGAGES PAYABLE (Continued)

Mortgage note payable, with interest charged at a fixed rate of 3.25% through May 1, 2018, with all principal and accrued interest due on May 1, 2018. The note is collateralized by the Two Roads farm.	$	536,000
Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.45% (adjusted every three years beginning in 2020) through November 1, 2017, and then 59 semi-annual principal and interest payments of $16,400, with all remaining principal and interest due on November 1, 2047. The note is collateralized by the Creambrook farm.		610,000
Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.45% (adjusted every three years beginning in 2020) through November 1, 2017, and then 59 semi-annual principal and interest payments of $37,504, with all remaining principal and interest due on November 1, 2047. The note is collateralized by the Flat Rock farm.		1,395,000
Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.70% (adjusted every three years beginning in 2020) through April 1, 2018, and then 59 semi-annual principal and interest payments of $28,911, with all remaining principal and interest due on April 1, 2048. The note is collateralized by the South Fork farm.		1,033,500
Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.55% through May 10, 2021, and then 13 semi-annual principal payments of $15,455, with interest charged at the one-month LIBOR rate, plus 2.50%, with a final balloon payment due upon maturity on November 10, 2027. The note is collateralized by the Battle Creek farm.		680,000
	$	6,569,268

NOTE F - MORTGAGES PAYABLE (Continued)

Certain mortgages payable agreements include interest rate adjustment periods after the fixed rate periods expire, as described above. Aggregate interest expensed during the year ended December 31, 2017 was approximately $176,000 related to the mortgages payable. Accrued interest at December 31, 2017 totaled approximately $66,000, related to the mortgages payable.

Future debt maturities for the years ending December 31 are as follows:

2018	$ 639,329
2019	115,937
2020	119,345
2021	247,455
2022	255,254
Thereafter	5,191,948
	$ 6,569,268

NOTE G - NOTES PAYABLE, SUBORDINATED-RELATED PARTY TRANSACTIONS

The Company has borrowed through issuances of unsecured notes payable to finance the Company's farmland investments. The debt consists of individual promissory notes issued across multiple series and three term notes.

The promissory notes and term notes, totaling $9,905,000 as of December 31, 2017, have interest due semi-annually, ranging from 1.50% to 3.50% with principal due in full at maturity. The notes have various original maturity dates from 2018 through 2026. One series includes an automatic renewal for one year upon maturity date, unless the notes are terminated by either the Company or payee. The notes are uncollateralized and are subordinated to the mortgages payable and any advances on the revolving lines of credit (see Notes E and F). During 2017, principal of $25,000 was paid to one noteholder. Aggregate interest expensed during the year ended December 31, 2017 was approximately $193,000 related to the notes payable. Accrued interest at December 31, 2017 totaled $113,522, related to the notes payable.

On August 1, 2017, three term notes were issued in the aggregate amount of $2,750,000 ($916,667 each). The term loans bear interest at 2.85%, 3.10%, and 3.35%, respectively, with principal due in full at maturity dates on January 15, 2024, January 15, 2025, and January 15, 2026, respectively. The term notes are uncollateralized and are subordinated to the mortgages payable and any advances on the revolving lines of credit (see Notes E and F).

NOTE G - NOTES PAYABLE, SUBORDINATED-RELATED PARTY TRANSACTIONS (Continued)

Beginning February 7, 2017, the Company issued an offering of soil restoration notes at a maximum offering of $5,000,000. The total soil restoration notes advanced during 2017 aggregated $2,150,000. The soil restoration notes are issued as individual promissory notes and bear interest at 1.50% and have a maturity date of July 15, 2020 with interest due semiannually on January 15 and July 15th. The soil restoration notes are uncollateralized and are subordinated to the mortgages payable and any advances on the revolving lines of credit (see Notes E and F). The Company also funds an organic transition pool to support the tenants and famers during the organic transition period by primarily providing rent and/or interest reimbursements. See Note L for a description of a grant received which has reduced the costs associated with issuing the notes.

Aggregate notes payable due to related parties, which consists entirely of stockholders, aggregated approximately 45%, or $4,570,000 of the total notes payable at December 31, 2017 and interest expensed on the related parties notes totaled approximately $106,000 during the year ended December 31, 2017.

Future original maturities of the aggregate notes payable as of December 31, 2017 are as follows:

2018	$	375,000
2019		155,000
2020		3,340,000
2021		1,145,000
2022		935,000
Thereafter		3,955,000
	$	9,905,000

NOTE H - RENTAL INCOME

The Company leases its real estate to farm operators generally under five year initial terms. The leases automatically renew for two year terms following the initial term and any subsequent renewals. The leases are structured as variable cash, fixed cash or crop-share operating lease agreements. Variable cash lease agreements include minimum base rent plus a variable component, if applicable, based on total farm revenues. All leases require the farm tenant to maintain federal crop insurance for the duration of the lease.

NOTE H - RENTAL INCOME (Continued)

Future minimum base rentals on noncancelable operating leases for the years ending December 31 are as follows:

2018	$	1,118,135
2019		1,020,218
2020		575,004
2021		238,772
	$	2,952,129

NOTE I - STOCK OPTION PLAN

In connection with the conversion of the Company to a REIT as of January 1, 2017, the Company's membership unit option plan was converted to a stock option plan. The existing member interest option units were converted into one-quarter of one common share of stock in the REIT. The strike prices were adjusted to 4X the original agreements.

The Company provides for the grant of incentive options to purchase stock to certain officers of the Company. The agreements allow the option holders to purchase stock of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the stock at the date of grant. Options generally vest over three years.

The Company has granted options to certain staff members and consultants. In 2017, 75 options were exercised at $552 per share and none were granted.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model. An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during 2017. The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price. The expected life of an option represents the period of time that an option is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years).

NOTE I - STOCK OPTION PLAN (Continued)

Option-based compensation expense recognized in the statement of income was $39,268 for the year ended December 31, 2017.

The fair value of each option granted during previous years was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	10 - 15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

Option activity for the year ended December 31, 2017 is as follows:

	Shares Subject to Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
January 1, 2017 (As Converted)	2,888	$ 541.00	11 years
Granted	-	-	N/A
Exercised	(75)		
Cancelled/forfeited	-		
December 31, 2017	2,813	$ 540.71	10 years
Exercisable at December 31, 2017	2,563		12 years

A total of 875 options vested during the year ended December 31, 2017.

NOTE J - CONCENTRATIONS OF RISK

The Company maintains its cash balances at financial institutions located in the United States. These cash balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company may, from time to time, have balances in excess of FDIC insured deposit limits. The Company also maintains cash balances with its lender (see Note B-4), which is not a federally insured institution.

The Company's investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States (see Note B-3). The general health of that industry could have a significant impact on the fair value of investments held by the Company.

NOTE K - OPERATING LEASE OBLIGATIONS

The Company leases various office spaces under the terms of operating leases, which are month-to-month or expire at various dates through September 2019. Monthly payments under the leases aggregate approximately $2,750. Total rent expense was approximately $24,700 for the year ended December 31, 2017.

As of December 31, 2017, future minimum lease payments required under the operating lease are as follows:

2018	$	18,300
2019		13,725
	$	32,025

NOTE L - CONSERVATION INNOVATION GRANT - GAIN CONTINGENCY

In the fall of 2016, the Company was awarded a Conservation Innovation Grant from the National Resources Conservation Service, a division of the United States Department of Agriculture. The grant became effective on December 2, 2016 and will run through September 30, 2019 as defined in the agreement. Under the terms of the grant, the Company received reimbursement for certain expenses associated with the Soil Restoration Notes offering that was issued in 2017 (see Note G) and other qualified expenses. The payments under the grant during the year ended December 31, 2017 were approximately $295,000 and have been included as reductions of general and administrative expenses in the accompanying statement of income. Given the contingent nature of the grant the Company has not recorded the full grant amount as an asset related to future reimbursement payments.

NOTE M - SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 23, 2018, the date that these financial statements were available to be issued. Management has determined that no events or transactions, other than as described below, have occurred subsequent to the balance sheet date that require disclosure in the financial statements.

During February 2018, the Company issued a mortgage loan of $1,050,000 to Sunset Ridge Farm in Wisconsin.

During March 2018, the Company entered into a contract to sell the Earlville Farm in New York for a gross purchase price of $600,000.

During April 2018, the Company issued a second mortgage loan of $90,000 to Boone County Organics in Iowa.

During April 2018, the Company issued a mortgage loan of $1,350,000 to Rocky Road Farm in Illinois.